

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2011

Jonathan W. Trutter
Chief Executive Officer
Deerfield Capital Corp.
6250 North River Road, 9th Floor
Rosemont, Illinois 60018

Re: Deerfield Capital Corp.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 23, 2010
File No. 1-32551

Dear Mr. Trutter:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2009, and related filings and we have no further comments.

Sincerely,

David Lyon
Senior Financial Analyst